UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 07 May 2015
Harmony Gold Mining Company Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
082 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:
HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no:
1950/038232/06
Harmony Gold Mining Company
Limited (Harmony), a world-class gold
mining and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South
Africa. Our assets in PNG – an open
pit mine (Hidden Valley), as well as
the significant Golpu project – are held
in a joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock
exchange listing is on the JSE with a
secondary listing on the New York
Stock Exchange. The bulk of our
shareholders are in South Africa and
the United States. Additional
information on the company is
available on the corporate website,
www.harmony.co.za
.
Harmony restructuring for profitability
Johannesburg. 8 May 2015. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce its operational and financial results for the third quarter and nine months ended 31 March 2015.
“We have responded to a lower gold price – first by rationalising our assets and then restructuring our portfolio– cutting costs, reducing labour numbers and focusing on mining only safe, profitable ounces. During the next couple of months, we will continue to improve the performance of our assets and restructure Masimong, Doornkop and Hidden Valley for profitability. We are assessing ways of funding Golpu and unlocking the true value of each of our assets, which will ensure shareholder returns in the long term”, said Graham Briggs, chief executive officer of Harmony.
Gold production for the March 2015 quarter was impacted by slow start-ups after the December 2014 holidays, as well as safety stoppages. As a result, gold production was 10% (817 kilograms) lower at 7 642 kilograms in the March 2015 quarter compared to the December 2014 quarter (8 459 kilograms).
Despite lower gold production, production profit increased by 4% to R643 million (US$55 million) in the March 2015 quarter compared to R618 million (US$55 million) in the previous quarter, mainly due to a 10% decrease in operating costs supported by a 6% increase in the average gold price received.
Harmony reduced its headline loss per share from 114 SA cents (10 US cents) in the December 2014 quarter, to 60 SA cents (5 US cents) in the March 2015 quarter.
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 07, 2015
Harmony Gold Mining Company Limited
By: /s/
Name:
Title: Financial Director